Exhibit 99.2

2014 STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Xtra-Gold Resources Corp. (the “Company”) and the Optionee named below pursuant to the Company’s 2014 stock option plan (the “Plan”). This Agreement witnesses that in consideration of the covenants and agreements herein contained and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as set forth and confirms that:

on         June 19, 2014                                (the “Grant Date”)

DR. GUY JOSEPH DELLA VALLE        (the “Optionee”)

was granted stock options (the “Options”) to purchase 108,000 shares (the “Option Shares”) of the Company, exercisable on a cumulative basis, at a price (the “Exercise Price”) of CDN$0.50 per Option Share, and for a term of 10 years (the “Option Period”) expiring at 5:00 p.m. (Toronto time ) on June 19, 2024 (the “Expiry Date”).

This Option Agreement is subject to the terms set out in, and in accordance with, the Plan. By signing this Option Agreement, the Optionee acknowledges having read and understands the Plan and accepts the Options in accordance with the terms and conditions of the Plan.

This Agreement may be signed by the parties hereto in counterpart, each of which counterpart when so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution will be deemed to bear the execution date as set forth in this Agreement. This Agreement may be executed by facsimile and such facsimile or facsimiles shall be deemed to represent the original Agreement. All capitalized terms not defined herein have the meaning assigned to them in the Plan.

IN WITNESS WHEREOF the Company and the Optionee have executed this Option Agreement as of this 19th day of June 2014.

XTRA-GOLD RESOURCES CORP.

By:	/s/ Paul Zyla
Paul Zyla
President and Chief Executive Officer

/s/ Dr. Guy Joseph Della Valle
DR. GUY JOSEPH DELLA VALLE
Director of Xtra-Gold Resources Corp.